767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Noah B. Kressler +1 212 310 8360 noah.kressler@weil.com

December 23, 2010	VIA EDGAR & FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  Mr. Jeffrey Riedler

Re:                               Lantheus Medical Imaging, Inc.
Registration Statement on Form S-4
File No. 333-169785

Dear Mr. Riedler:

On behalf of our client, Lantheus Medical Imaging, Inc. (the “Company”), we are transmitting herewith via the EDGAR system and facsimile for filing with the Securities and Exchange Commission Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 of the Company (File No. 333-169785), together with certain exhibits thereto (the “Registration Statement”).

Set forth below in bold are comments in the Staff’s comment letter of December 10, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Amendment No. 1 to Registration Statement on Form S-4

Prospectus Summary

1.                                      We note your response to Comment 8 and reissue the comment in part.  With respect to DEFINITY, please provide market share information to the extent that you continue to state that DEFINITY Vial Injectable Suspension is the leading ultrasound contrast agent used during echocardiogram exams.  In addition, please tell us the basis for your belief that DEFINITY sales were significantly great than Optison in 2009.

The Company has revised its disclosure on page 90 of the Business section in response to the Staff’s comment to provide the market position of DEFINITY. The Company respectfully advises the Staff that management believes DEFINITY constituted over 90% of sales in this segment in 2009 based on an independent study by a third party, which third party did not consent to be identified in the Registration Statement.

Risk Factors, page 17

“We have a substantial amount of indebtedness which may limit ...,” page 33

2.                                      We note your response to Comment 26.  If you have not already done so, please disclose any other of your material obligations in respect of the notes which may be adversely impacted by your substantial outstanding indebtedness.

The Company has revised its disclosure on page 33 of the Risk Factors section to clarify its belief that the payment of principal and interest are our only obligations with respect to the notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, pages 63-64

3.                                      Please refer to your response to comment 38 and the additional disclosure provided.  Please add a line item for adjustments relating to prior years for the period ended September 30, 2010 or clarify that no adjustment existed for the prior year and why.

The Company has revised its disclosure on page 64 in response to the Staff’s comment. The Company respectfully advises the Staff that no adjustment existed for the prior year due to the fact that the number of contracts in effect at December 31, 2009 were limited and the counterparties provided timely data at December 31, 2009 to enable the Company to analyze required liabilities contemporaneously.

Results of Operations, page 67

4.                                      Refer to your response to comment 36 and the additional disclosure provided on pages 60, 68, and 69.  You state on page 60 that you estimated a loss on gross profit from May 2009 until August 2010 of $70 million due to the reactor shutdown. Your disclosure on page 69 states that for the period ended September 30, 2010 you had a decrease in gross margin of $5.9 million directly related to the global Moly shortage.  Please provide a similar disclosure for the year ended December 31, 2009 relating to the effect on your gross margin and ensure that the effect in the interim period and the year ended December 31, 2009 agree to the $70 million disclosed on page 60.

The Company has revised its disclosure on page 60 to delete the reference in response to the Staff’s comment. The Company respectfully advises the Staff that the actual impact of the global Moly shortage had on gross margin for the year ended December 31, 2009 as compared to the year ended December 31, 2008 is disclosed on page 74. As noted on page 74, there was a $17.5 million decrease in cost of goods sold during 2009 as compared to 2008 (i.e. a favorable net margin impact) due to the change in product mix from Technelite (which utilizes Moly) to Thallium resulting from the NRU reactor shutdown and the ensuing Moly shortage. The impact of Thallium on net margin is also disclosed on page 74 as an offset to the overall reduction in gross margin. The Company supplementally advises the Staff that the Technelite margins were not materially impacted in 2009 as compared to 2008 as a direct result of the Moly shortage and therefore were not separately disclosed in the Management Discussion and Analysis for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The Company respectfully advises the Staff that the actual impact the global Moly shortage had on its results, when comparing period over period as disclosed on pages 69 and 74, will not reconcile to the estimated $70 million business interruption loss as compared to our forecasted results, for the following reasons:

•                  The gross margin analysis disclosed on pages 69 and 74 included within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” refer to the actual and realized impact of the shortage on actual results for the year ended December 31, 2009 and the nine months ended September 30, 2010 as compared to actual results for the year ended December 31, 2008 and the nine months ended September 30, 2009.

•                  The $70 million estimated impact refers to the estimated business interruption loss on actual results as compared to the Company’s forecasted results including increases in the cost of obtaining limited amounts of Moly from alternate, more distant, suppliers, and substantial decreases in sales revenue as a result of significantly curtailed manufacturing of Technelite generators and the Company’s decreased ability to sell other Moly-based medical imaging products, including Cardiolite, due to the reactor shutdown for the period May 2009 through August 2010.

The Company supplementally advises the Staff that it has revised its disclosure on page 111-112 to further describe the up to $70 million estimated impact and to disclose a related legal claim filed by the Company in December, 2010.

Sources of Liquidity, pages 84-85

5.                                      Your additional disclosure on page 85 states that the loss of gross profit due to the global moly shortage did not have a material impact on your operations.  As it appears that the $70 million loss of gross profit loss disclosed on page 60 is material to your results of operations, please clarify.

The Company has revised its disclosure on page 85 in response to the Staff’s comment.

Business

Intellectual Property, page 102

6.                                      We note your response to Comment 46 and reissue the comment in part.  Please expand your disclosure to discuss the jurisdictions in which your material patents were granted.  Your current disclosure of “most of Europe and important markets in Asia and Latin America” is not sufficient in this respect.

The Company has revised its disclosure on page 103 in response to the Staff’s comment to discuss the jurisdictions in which its material patents were granted.

Correspondence filed December 1, 2010

7.                                      We note your response to Comment 63 and reissue the comment in part.  The amended supplemental letter you filed as correspondence appears to omit the following representation:

“Issuer further represents that, with respect to any broker-dealer that participates in the Exchange Officer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with Issuer or an affiliate of Issuer to distribute the Exchange Securities.”

Please amend the supplemental letter to include this representation.

The Company acknowledges the Staff’s comment, has amended the supplemental letter and will file such letter with the Amendment.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8360.

Sincerely yours,

/s/ Noah B. Kressler
Noah B. Kressler, Esq.

cc:                                 Michael P. Duffy, Lantheus Medical Imaging, Inc.

Robert Gaffey, Lantheus Medical Imaging, Inc.

Lantheus Medical Imaging, Inc.

331 Treble Cove Road

North Billerica, MA 08162

(978) 671-8001

December 23, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Lantheus Medical Imaging, Inc. (the “Company”) is seeking to register $250,000,000 in aggregate principal amount of its 9.750% Senior Notes due 2017 (the “Registered Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), in reliance upon the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991). As described in the Registration Statement, the Registered Notes will be offered (the “Exchange Offer”) in exchange for the Company’s 9.750% Senior Notes due 2017 (the “Old Notes”). The Old Notes were issued by the Company on May 10, 2010 and sold through Jefferies & Company, Inc., BMO Capital Markets Corp. and Natixis Bleichroeder LLC to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act.

In accordance with the Staff’s position enunciated in Morgan Stanley & Co. Incorporated, the Company represents that it has not entered into any arrangement or understanding with any person, including, without limitation, any broker-dealer, to distribute the Registered Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the Registered Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Old Notes using the Exchange Offer to participate in a distribution of the Registered Notes to be acquired in the Exchange Offer (a) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Registered Notes.

Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling (avail. July 2, 1993), the Company will (a) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Registered Notes and (b) include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

If the exchange offeree is a broker-dealer that will receive Registered Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Registered Notes.

The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

LANTHEUS MEDICAL IMAGING, INC.

By:	/s/ Michael P. Duffy
Name:	Michael P. Duffy
Title:	Vice President, General Counsel and Secretary

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